Exhibit (h)(6)

OPERATING EXPENSES LIMITATION AGREEMENT

This OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 28th day of August, 2026, by and between Two Roads Shared Trust, a Delaware statutory trust (the “Trust”), on behalf of the series listed in Exhibit A of this Agreement (each referred to herein as the “Fund” or collectively as the “Funds”), the adviser to the Fund, Simplify Asset Management Inc. (“Simplify” or the “Adviser”), and the sub-adviser to the Fund, Affinity Investment Advisors, LLC (“Affinity” or the “Sub-Adviser”).

RECITALS:

WHEREAS, Simplify renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and Simplify dated as of the 28th day of August, 2026 (the “Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by Simplify; and

WHEREAS, the Adviser and the Sub-Adviser desire to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser and the Sub-Adviser to implement those limits; and

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.               Limit on Operating Expenses. The Adviser and the Sub-Adviser agree to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets for the month, to the amounts listed in Exhibit A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, (i) first, the Adviser will waive its investment or management fee as detailed in the Advisory Agreement (each waiver, an “Adviser Waived Amount”) and then (ii) to the extent such Adviser Waived Amount equals the investment advisory or management fee detailed in the Advisory Agreement (the “Fee”), the Sub-Adviser will pay to the Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”). The Sub-Adviser agrees to waive fees due to the Sub-Adviser under the terms of the Investment Sub-Advisory Agreement in an amount equal to the Adviser Waiver Amount; provided, that such waiver shall not exceed the amount that otherwise would have been due and payable to the Sub-Adviser under such agreement (each waiver, a “Sub-Adviser Waived Amount”).

2.               Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-l fees and/or shareholder services fees and other expenses described in the Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)).

3.               Reimbursement of Fees and Expenses. The Adviser and Sub-Adviser retain the right to receive in future years on a rolling three year basis, reimbursement of any Fund Waiver and any Fund Reimbursement Payments paid by such Sub-Adviser pursuant to this Agreement, if such reimbursement can be achieved within the Operating Expense Limitations listed in Exhibit A as follows: (i) first, the Sub-Adviser shall be reimbursed for any applicable Fund Reimbursement Payments made by the Sub-Adviser; (ii) second, the Adviser shall be reimbursed for any applicable Adviser Waived Amounts, The Adviser shall retain the amount by which the such Adviser Waived Amounts exceeds any Sub-Adviser Waived Amounts and shall reimburse the Sub-Adviser for any remaining Sub-Adviser Waived Amounts.

4.               Covenants. So long as this Agreement shall remain in effect, the Adviser represents and covenants as follows:

(a)             To the fullest extent permitted by law, the Adviser agrees not to challenge any action taken by the Board or the Trust in executing the terms of this Agreement; provided that the action does not constitute willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of the Board under this Agreement, the Advisory Agreement, or to Fund shareholders.

5.               Term. This Agreement shall become effective on the Effective Date in Exhibit A and shall remain in effect until the Termination Date in Exhibit A, unless sooner terminated as provided in Paragraph 6 of this Agreement.

6.               Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the other parties. This Agreement may not be terminated by Simplify without the consent of the Board and the other party. This Agreement will automatically terminate, with respect to the Fund listed in Exhibit A, if the Advisory Agreement for the Fund is terminated and the Fund continues to operate under the management of a new investment adviser, with such termination effective upon the effective date of the Advisory Agreement’s termination for the Fund.

7.               Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties.

8.               Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9.               Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

(Signature Page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TWO ROADS SHARED TRUST,

On behalf of the Funds included on Exhibit A hereto

By: /s/ James Colantino

Name: James Colantino

Title: President

SIMPLIFY ASSET MANAGEMENT INC.

By: /s/ Paul Kim

Name: Paul Kim

Title: Chief Executive Officer

AFFINITY INVESTMENT ADVISORS, LLC

By: /s/ Gregory R. Lai

Name: Gregory R. Lai

Title: Chief Executive Officer

Exhibit A

Fund	Operating Expense Limit	Effective Date	Termination Date
Simplify Affinity World Leaders Equity ETF	0.67%	August 28, 2026	February 28, 2028